
Oodles
Deals & Events
Mobile App
Proudly accepted here
Scorching Deals. Save $$$'s. Download Now.
App Store
Google play
www.oodlesdeals.com

Second Round Funding
Oodles Corporation



Expansion Plans Thru June '20

Phase I - University of Oregon COMPLETED

- 1,000 student sign-up's thru Summer '17
- Revenue optimization

Phase II - 2 additional Universities ON TRACK

- Launch at 2 more Universities — revenue generating
- 10,000 total student sign-up's by end-school year '18

Phase III - Up to 15 total Universities POST FINANCING

- Scalable model deployment
- Up to 100,000 total student sign-ups by end-school year '20



OodlesDeals Key Metrics
Per 1st Round Investment Deck (running rate basis by June '18)

 3 Schools Launched

 10,000 Students Enrolled

 Vendors Per University

 Revenue Contracts

 Product Feature Set

 Product Ease Of Use

 Cash Management



Problem Statement (Students)
Validated



Cellphones are everywhere, and have fundamentally changed the way students interact with their friends









Oodles
Deals & Events
Mobile App for UC-Davis Students
Save Huge $$$'s at Restaurants & Other Social Venues Around Campus
Download the App at www.oodlesdeals.com
STEVE'S PIZZA
FREE PIZZA DAY!
ONLY Wednesday Jan-17
FREE Pizza @ Steve's Pizza Downtown
(Wednesday, January 17, 2018 at 314 F Street, Davis, CA 95616)
1.Download "Oodles - Deals & Events" App. 2. Go To Steve's Pizza 3. Earn Your Pizza
One personal pizza coupon per person. From 11am to 8pm - while supplies last.
Available on the App Store
GET IT ON Google play

Good cheap food is what students crave

Campus related events dominate student social life



Talk/Share Primarily Via Snapchat, Text, Facebook
&
Money Is Scarce



OodlesDeals Mobile App
Value Proposition

THE MORE STUDENTS DO TOGETHER, THE MORE THEY SAVE

Local restaurants focused deals & events app
Students share deal or event with friends to get badge

- **Scorching Deal:** 2+ students, both redeem together in-store, both with an Oodles badge (highest value tier)
- **Hotter Deal:** 1 student redeems in-store with an Oodles badge (middle value tier)
- **Hot Deal:** 1 student with app, redeems coupon in-store (lowest value tier)



Learnings
Consumer

- Willing to share deals & events
- See value proposition of inviting friends favorably
- Not bothered by limited set of daily notifications
- Enjoy free Vendor Days
- Would like less steps to get to 'Scorcher'
- Would like more Vendor choices







Learnings
Vendor/Partners

CELESTINO'S
New York Pizza

- See Oodles as cheaper & more effective vs competition
- Three tier model simple to put on POS
- Eager to sign up for Vendor Days
- Training required for store employees for product understanding



Learnings
Vendor/Partners (continued)

- Owner key decision maker, difficult to locate
  - Three meetings from first encounter with owner to signup
- Need to recruit vendors faster
  - Owner Socials
  - In-bound marketing (Case Studies, Adwords, On-line signup)



Proudly accepted here



Learnings
Product

Customer Reviews

4.9 out of 5   213 Ratings



| **Great concept!** | Jan 11, 2018 | **Super Helpful** | Oct 24, 2017 | **Saving a broke kid money** | Nov 9, 2017 |
| ★★★★☆ | Maggie1196 | ★★★★★ | Lemonadeorangeyep | ★★★★★ | Venmo me please |

- Concept & UI favorably viewed by students
- Too many steps to achieve Scorcher
- Need additional ways to share



Competitive Analysis
Dominant Retail Search & Review Site

- Base Price*****
  - ~ $350/month
  - Just to appear in consumer search
- Premium Pricing*****
  - ~$550 - $1,500/month
  - Retailer appears higher in search algorithm based on amount paid
- No guarantee of actual foot traffic in-store with any pricing tier
- Not targeted to any specific consumer group

* information provided by vendor/partners of Oodles



Actual Results To-Date (thru February '18)

(Across Three Universities)



Verizon LTE
5:14 PM
100%
Welcome to Oodles
Oodles features three types of content.
Food and drink Deals, Campus located Events and Student Generated Events.
BACK

Student Acquisition Cost

- $3.50 cost/user (April '17 thru February '18)
  - Does not include initial set-up costs at each University @ ~ $15k each
  - $7.00 cost/user if per University set-up costs included, which decreases over time

Student Engagement Examples

- *Burger Restaurant Deal February '18*
  - *189 badges created*
  - *106 total Hot, Hotter & Scorching transactions in-month*
- *Vendor Day Event @ Sandwich Shop February '18*
  - *380 total visitors (~ 45% new to restaurant)*
  - *165 new Oodles sign-ups from event*





Actual Results To-Date continued (thru February '18)
(Across Three Universities)



- █ # Users
- █ # See It Pages Viewed

26.1% — Sep '17 (Chico Launch)
50.6% — Oct '17 (Eugene Returns)
92.0% — Nov '17
16.9% — Dec '17 (Holidays)
84.3% — Jan '17 (Davis Launch)
76.1% — Feb '17

User Engagement Per Month

NOTE: % = ratio of See It's / # Students



Expected Results (By June '18)
(Across Three Universities)

Student Sign-ups & Engagement
- 10,000 new users download app
- 1 share per user every other month (@ mid-point of total users)
- > 40% redemption Hot, Hotter, Scorching combined

Vendor Pricing
- Up to $129/month MaaS fee
- Up to $0.50 per redemption
- Up to $0.10 badge creation fee

Patent Update



- Application published by USPTO
- Considered prior art
- Three-tier process validated in-field

Vendor Day Example (Nov '17)
  - 137 people shared for badges = ~ 1,000 friends virally invited to event
  - 24 achieved Scorcher status
  - > 400 people came to event

Vendor/Partner Case Studies (examples)


SMOKIN'
MO'S
BBQ
530.891.6677
RESTAURANT
CATERING


TRACK TOWN
PIZZA
OUR BBQ CHICKEN PIE IS KIND OF A BIG DEAL
TRACK TOWN PIZZA

<u>Smokin' Mo's BBQ (Chico, CA)</u>

"While CSU-Chico is close by, very few students come to this part of town. I don't think just making them aware of our BBQ is enough to get them over…"

"…I was impressed with the results. We now have multiples of CSU-Chico students come daily to the restaurant, and the number continues to grow with each day. I am very happy with my relationship with Oodles."

Scott McLeod, Owner, Smokin' Mo's BBQ

<u>Track Town Pizza (Eugene, OR)</u>

"I decided to give Oodles a try as one of their first customers. Knowing their marketing approach was to continually make students aware of Track Town and the offer we had on the app, it would be a matter of time before students using the app came to our restaurant…"

"…We now have many U of O - Eugene students come to our restaurant due to Oodles. The Vendor Days are outstanding, many hundred students come and try our award-winning pizza during the course of each Vendor Day, and become long-term customers of Track Town Pizza."

Tim Myers, General Manager, Track Town Pizza



Leadership Team



Sajal Sahay (CEO)
Leadership & Marketing Experience in B2C & B2B ~ 25 yrs.



Asheesh Barman (COO)
Business Development Experience in B2B ~ 20 yrs.



Rajan Barma (CTO)
Technology & Mobile App Development Experience ~ 20 yrs.



Albert Chang (Head of Analytics)
Early-stage Startup Analytics Experience ~ 15 yrs.



Ten Member Advisory Board
- International & National Members
- CEO's/MD's/SVP's/VP's with history of success

Four Main Areas Of Focus
- Finance, Early Stage & Late Stage
- Marketing, B2C & B2B
- Business Development, Retail & Restaurants
- Product Development, Technology & Mobile

Available For One-on-One Discussions

Total Addressable Market (College students)



- ~ 4 thousand Universities/Colleges in the US
- ~ 22 million Students in 2016
- Growing at ~ 10% annually



Long Term Market Opportunity (Beyond college)

Targeted & Segmented Marketing Capability
- Talk to the user directly thru app
- Utilize messaging that is individualized with immediate call-to-action

Increase Foot Traffic Via Patented Process
- For all types of retail with bricks-and-mortar presence
- For all major demographics (Millennials, Mom's, etc.)

Combined on-line & in-store relationship with the consumer